Bill of Sale and Stock Assignment and Transfer Separate from Certificate for
Series A Convertible Preferred Stock of
AMCON Distributing Company
     In consideration of $250,000.00 cash in hand paid, the undersigned, Aristide Investments, a California limited partnership, (“Aristide”), hereby assigns, transfers and sells to Draupnir Capital, LLC, a Delaware limited liability company (“Draupnir”), Twenty Thousand (20,000) shares of Series A Convertible Preferred Stock, par value $.01 per share (the “Shares”) of AMCON Distributing Company, a Delaware corporation (the “Company”) represented by Certificate No. 3 and Aristide hereby directs the Company to record such assignment, transfer and sale on the Company’s books and records and issue a certificate representing the Shares to Draupnir.
     Aristide represents and warrants to Draupnir that he is the sole record and beneficial owner of the Shares with good title, free and clear of all liens, pledges, claims, encumbrances, options, rights of first refusal, voting, trust or other agreements or restrictions, and that he has full power and authority to enter into and perform this Bill of Sale and Stock Assignment and Transfer Separate from Certificate. Aristide agrees to execute such other documents and take such other actions as may be necessary or desirable to effectuate the assignment, transfer and sale contemplated hereby.
     Accrued and unpaid dividends with respect to the Shares shall be pro-rated between Aristide and Draupnir as of the date hereof.

William F. Wright, Its Manager

Date: August 30, 2006